                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Contact:  Michael N. Kilpatric
          610-727-7118
          mkilpatric@amerisource.com

                          AMERISOURCE REPORTS RECORD
                REVENUE AND EARNINGS FOR FISCAL SECOND QUARTER

   Operating Revenue Up 23 Percent, Net Income Up 30 Percent, EPS Hits $.57

VALLEY FORGE, PA, APRIL 26, 2001 -- AmeriSource Health Corporation (NYSE:AAS) today reported record results for its second fiscal quarter and six months ended March 31, 2001. Operating revenue for the quarter increased 23 percent to a record of $3.5 billion compared to $2.8 billion for the same period last year. Net income for the quarter was up 30 percent to $31.5 million, from $24.3 million in the previous year's second quarter. Earnings per share for the fiscal second quarter were also a record at $.57 per diluted share, a 21 percent increase over the prior year.

     For the first six months of fiscal 2001, operating revenue increased 20 percent to a six-month record $6.8 billion compared to $5.7 billion in the prior year. Net income for the first six months of fiscal 2001 increased 26 percent to $57.7 million from $45.9 million in the year-ago period. Earnings per share for the six-month period, also a record, were up 20 percent to $1.07 per diluted share compared to $0.89 per diluted share for the same period one year ago.

     R. David Yost, AmeriSource Chairman and Chief Executive Officer, said, "This was another outstanding, record-setting quarter and six-month performance for AmeriSource, with robust revenue growth, significantly lower expense ratios, excellent return on committed capital (ROCC), and record earnings per share.
All customer groups contributed to strong revenue growth. Total operating expenses as a percentage of operating revenue were below 2.50 percent for the first time. ROCC increased to 26.2 percent, well ahead of our 20 percent target, and earnings per share continued to show strong year over year growth in line with our long-term goals.

     "Our solid performance continues to reflect the growth of the pharmaceutical marketplace and our ability to grow our current account base and capture new business while achieving our profitability goals.

     "Industry growth, which is driven by favorable demographics more than general economic conditions, remains strong. Overall pharmaceutical dollar sales are projected to increase at a compounded annual growth rate of 13.8 percent over the next five years, according to IMS Health, a leading healthcare data service.

     "Our strong revenue growth reflects our exceptional customer service. Our customer service performance continues to be anchored in execution at the distribution center level. We also continued to deliver on productivity improvement, both through the implementation of cost reduction programs and by holding down costs, while growing revenue."

     Commenting on specifics of the quarter, Kurt J. Hilzinger, AmeriSource President and Chief Operating Officer, said, "Our Health Systems group, which leads the acute-care market, continued to build revenue momentum this quarter, as we completed assimilating $500 million in annualized, incremental business from Novation, a major hospital group purchasing organization. In the fast-growing Alternate Site group, we continued to add new accounts to our growing base.

     "Our chain drugstore and independent community pharmacy customer groups continued to contribute to our revenue growth for the quarter. The recently announced three-year contract with Horizon Pharmacies, Inc., a national drugstore chain, and yesterday's announcement of the three-year agreement with Universal Health, LLC, a buying group for community pharmacies, will contribute to future growth in our retail businesses.

     "Our centralization initiatives completed last year contributed to strong levels of procurement performance, expense control and capital productivity."

     For the second quarter of fiscal 2001, the Company's gross margin as a percentage of operating revenue was 4.34 percent versus 4.64 percent in the prior year. This expected year-to-year decline in gross margin primarily reflects a shift in customer mix and a competitive marketplace. The Company's customer mix in the current quarter was 53 percent institutional, which encompasses Health Systems and Alternate Site customer groups, and 47 percent retail, including Independent Community Pharmacies and Chain Drugstores. In the same period last year, the customer mix was 51 percent institutional and 49 percent retail.

     Total operating expenses as a percentage of operating revenue declined 35 basis points to a record low 2.49 percent in the second quarter of fiscal 2001 from 2.84 percent a year ago. For the comparable six-month periods, the ratio declined 22 basis points to a record 2.51 percent in fiscal 2001 from 2.73 percent last year. This reduction, which was accomplished while continuing to invest in future initiatives, was driven by the shift in customer mix, efficiencies of scale, and cost reductions aided by the centralization efforts.

     The Company's operating income advanced 26 percent to $64.4 million in the second quarter of fiscal year 2001 from $51.1 million for the same quarter last year. For the fiscal second quarter, operating margin as a percentage of operating revenue, improved to 1.85 percent compared to 1.80 percent for the prior year period.

     Interest expense was down slightly to $11.8 million, reflecting the combined impact of higher average levels of debt, lower borrowing spreads and rates, as well as the impact of the Company's $300 million of fixed rate convertible notes issued in mid-December of last year.

     In looking ahead, Mr. Yost said, "AmeriSource is extremely well-positioned in the healthcare supply channel. Differentiated by exceptional customer service, disciplined operational expertise and the strongest balance sheet in our history, we continue to grow our diverse customer portfolio both internally and by adding new accounts. We continue to move forward under our recently announced agreement to combine with Bergen Brunswig to create a new company, called AmeriSource-Bergen Corporation. As planned, we have begun regulatory filings and high-level integration planning, even as each company remains focused on its business. This prospective business combination enhances our confidence that we can sustain a long-term earnings per share growth rate of 20 percent for our shareholders."

ABOUT AMERISOURCE

     AmeriSource Health Corporation, with approximately $14 billion in annualized operating revenue, is a leading distributor of pharmaceutical and related healthcare products and services, and the industry's largest provider of pharmaceuticals to the acute care/health systems market. Headquartered in Valley Forge, PA, the Company serves its base of about 15,000 customer accounts through a national network of more than 20 strategically located distribution facilities. For news and additional information about the company, visit its web site at www.amerisource.com
-------------------

     Certain information contained in this press release includes forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that reflect the Company's current views with respect to future events and financial performance. Certain factors such as competitive pressures, success of restructuring and system initiatives, market interest rates, regulatory changes, continued industry consolidation, changes in customer mix, changes in pharmaceutical manufacturers' pricing and distribution policies, the loss of one or more key customer or supplier relationships and other matters contained in the Company's 10-K for fiscal year 2000 and other public documents could cause actual results to differ materially from those in the forward-looking statements. The company assumes no obligation to update the matters discussed in this press release.

     In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000. AmeriSource's directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.


                                      ###

                        AMERISOURCE HEALTH CORPORATION
                               FINANCIAL SUMMARY
                     (In thousands, except per share data)
                                  (Unaudited)


                                                       Three                     Three
                                                   Months Ended     % of     Months Ended     % of
                                                     March 31,    Operating    March 31,    Operating     %
                                                       2001        Revenue       2000        Revenue   Change
                                                    -----------   ---------  ------------   ---------  ------
Revenue:
      Operating revenue                             $ 3,480,685     100.00%   $ 2,832,041     100.00%      23%
      Bulk deliveries to customer warehouses                313                    10,162
                                                    -----------               -----------
Total revenue                                         3,480,998                 2,842,203

Cost of goods sold:
      Operating cost of goods sold                    3,329,516      95.66%     2,700,635      95.36%      23%
      Cost of goods sold - bulk deliveries                  313                    10,162
                                                    -----------               -----------
Total cost of goods sold                              3,329,829                 2,710,797
                                                    -----------               -----------
Gross profit                                            151,169       4.34%       131,406       4.64%      15%

Operating expenses:
     Selling and administrative                          82,462       2.37%        76,323       2.69%       8%
     Depreciation and amortization                        4,281       0.12%         3,969       0.14%       8%
                                                    -----------               -----------
Operating income                                         64,426       1.85%        51,114       1.80%      26%

Equity in net loss of unconsolidated affiliate            1,801                         0

Interest expense                                         11,793       0.34%        11,922       0.42%      -1%
                                                    -----------               -----------
Income before taxes                                      50,832       1.46%        39,192       1.38%      30%

Taxes on income                                          19,316       0.55%        14,893       0.53%      30%
                                                    -----------               -----------
Net income                                          $    31,516       0.91%   $    24,299       0.86%      30%
                                                    ===========               ===========
Earnings per share:
   Basic                                                  $0.60                     $0.47
   Assuming dilution                                      $0.57                     $0.47

Weighted average common shares
   outstanding:
   Basic                                                 52,701                    51,370
   Assuming dilution                                     59,349                    51,732

                        AMERISOURCE HEALTH CORPORATION
                               FINANCIAL SUMMARY
                     (In thousands, except per share data)
                                  (Unaudited)


                                                        Six                       Six
                                                   Months Ended     % of     Months Ended     % of
                                                     March 31,    Operating    March 31,    Operating     %
                                                       2001        Revenue       2000        Revenue   Change
                                                   ------------   ---------  -----------    ---------  -------
Revenue:
      Operating revenue                             $ 6,787,436     100.00%   $ 5,660,795     100.00%      20%
      Bulk deliveries to customer warehouses                757                    20,790
                                                    -----------               -----------
Total revenue                                         6,788,193                 5,681,585

Cost of goods sold:
      Operating cost of goods sold                    6,498,834      95.75%     5,409,462      95.56%      20%
      Cost of goods sold - bulk deliveries                  757                    20,790
                                                    -----------               -----------
Total cost of goods sold                              6,499,591                 5,430,252
                                                    -----------               -----------

Gross profit                                            288,602       4.25%       251,333       4.44%      15%

Operating expenses:
     Selling and administrative                         162,107       2.39%       146,568       2.59%      11%
     Depreciation and amortization                        8,175       0.12%         7,916       0.14%       3%
                                                    -----------               -----------

Operating income                                        118,320       1.74%        96,849       1.71%      22%

Equity in net loss of unconsolidated affiliate            2,575                         0

Interest expense                                         22,669       0.33%        22,820       0.40%      -1%
                                                    -----------               -----------
Income before taxes                                      93,076       1.37%        74,029       1.31%      26%

Taxes on income                                          35,369       0.52%        28,131       0.50%      26%
                                                    -----------               -----------

Net income                                          $    57,707       0.85%   $    45,898       0.81%      26%
                                                    ===========               ===========
Earnings per share:
   Basic                                                  $1.10                     $0.89
   Assuming dilution                                      $1.07                     $0.89

Weighted average common shares
   outstanding:
   Basic                                                 52,528                    51,329
   Assuming dilution                                     56,939                    51,612

                        AMERISOURCE HEALTH CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)




                            ASSETS                             (unaudited)
                                                                March 31,     September 30,    Increase
                                                                  2001            2000        (Decrease)
                                                                -----------   -------------   ----------
Current assets:
    Cash and cash equivalents                                     $126,268        $120,818       $5,450
    Accounts receivable, less allowance for doubtful accounts       676,654         623,961       52,693
    Merchandise inventories                                       1,820,202       1,570,504      249,698
    Prepaid expenses and other                                        4,341           5,336         (995)
                                                                 ----------       ---------      -------
                  Total current assets                            2,627,465       2,320,619      306,846

Property and equipment, net                                          69,154          64,962        4,192

Other assets, less accumulated amortization                          87,791          72,986       14,805
                                                                 ----------      ----------     --------
                  Total assets                                   $2,784,410      $2,458,567     $325,843
                                                                 ==========      ==========     ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                             $1,756,364      $1,584,133     $172,231
    Accrued expenses and other                                       51,733          49,398        2,335
    Accrued income taxes                                             11,257          12,284       (1,027)
    Deferred income taxes                                           118,472         105,654       12,818
                                                                 ----------      ----------     --------
                  Total current liabilities                       1,937,826       1,751,469      186,357

Long-term debt:
    Revolving credit facility                                             0          20,000      (20,000)
    Receivables securitization financing                            171,181         385,000     (213,819)
    Convertible subordinated notes                                  300,000               0      300,000
    Other debt                                                        2,432           8,217       (5,785)

Other liabilities                                                    7,534          11,587       (4,053)

Stockholders' equity:
    Common stock and capital in excess of par value                 309,568         284,132       25,436
    Retained earnings                                                62,089           4,382       57,707
    Cost of common stock in treasury                                 (6,220)         (6,220)           0
                                                                 ----------      ----------     --------
                  Total stockholders' equity                        365,437         282,294       83,143
                                                                 ----------      ----------     --------
                  Total liabilities and stockholders' equity     $2,784,410      $2,458,567     $325,843
                                                                 ==========      ==========     ========

                        AMERISOURCE HEALTH CORPORATION
                              EARNINGS PER SHARE
                     (In thousands, except per share data)
                                  (unaudited)


Earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the periods presented. Earnings per share-assuming dilution is computed on the basis of the weighted average number of shares of common stock outstanding during the period plus the dilutive effect of stock options. Additionally, the fiscal 2001 calculations consider the convertible subordinated notes as if converted and, therefore, the effect of interest expense related to those notes is added back to net income in determining income available to common stockholders.

                                                                           Three months ended    Six months ended
                                                                                March 31,             March 31,
                                                                          -------------------   -------------------
                                                                            2001       2000       2001       2000
                                                                          --------    -------    -------    -------
Net income                                                                 $31,516    $24,299    $57,707    $45,898
Interest expense - convertible subordinated notes, net of income taxes       2,528          -      3,086          -
                                                                          --------    -------    -------    -------
Income available to common stockholders                                    $34,044    $24,299    $60,793    $45,898
                                                                          ========    =======    =======    =======
Weighted average number of shares of common stock outstanding               52,701     51,370     52,528     51,329
Effect of dilutive securities:
    Stock options                                                              984        362        988        283
    Convertible subordinated notes                                           5,664          -      3,423          -
                                                                          --------    -------    -------    -------
Weighted average number of shares of common stock and
    dilutive potential common stock                                         59,349     51,732     56,939     51,612
                                                                          ========    =======    =======    =======

Earnings per share:
    Basic                                                                    $0.60      $0.47      $1.10      $0.89
    Assuming dilution                                                        $0.57      $0.47      $1.07      $0.89